Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 2 DATED MAY 31, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions;
●	Update the description of our common shares; and
●	Update our plan of operation.

Distributions

On April 28, 2022, our Manager authorized a daily cash distribution of $0.0018065753 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on May 1, 2022 and ending on May 31, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about June 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.99 per share net asset value (“NAV”), calculated for the period beginning May 1, 2022 and ending May 31, 2022. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of May 31, 2022, cumulative since inception, we have paid 67 consecutive monthly distributions to shareholders totaling over $21,700,000, of which approximately $10,000,000 was paid in cash and $11,700,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Shiloh Park Apartments — Plano, Texas

As previously disclosed, on November 18, 2020, we acquired a $2,323,060 preferred equity investment in connection with the acquisition and renovation of Shiloh Park Apartments in Plano, Texas.

On May 18, 2022, the preferred equity investment was paid off in full in the amount of $2,939,095, which included (i) $2,323,030 in outstanding principal plus (ii) $15,487 in accrued interest (iii) PIK interest of $148,606 and (iv) an early redemption premium of $451,972 paid to Realty Mogul Commercial Capital, Co., an affiliate of our Manager.